April 7, 2009

VIA EDGAR and FACSIMILE (202-772-9205)

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Registration Statement on Form S-1
File No. 333-158217

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 p.m. Eastern Daylight Time on April 9, 2009, or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Should you have any questions or require any additional information with respect to this filing, please contact Anh Tran at (310) 552-5083 or by facsimile at (310) 552-5007.

Thank you for your assistance and cooperation.

Best regards,

NIVS INTELLIMEDIA TECHNOLOGY GROUP, INC.

/s/ Tianfu Li
By: Tianfu Li
Title: Chief Executive Officer

cc:	Paul Fischer, SEC
Thomas J. Poletti, Esq., K&L Gates